                                                                 EXHIBIT 12.1




                          TOYOTA MOTOR CREDIT CORPORATION

                 CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

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
                                                Three Months Ended     Nine Months Ended
                                                   December 31,          December 31,
                                                ------------------    ------------------
                                                  2003       2002       2003       2002
                                                -------    -------    -------    -------
                                                         (Dollars in Millions)

Income before income taxes...................   $   306    $   158    $   743    $   113

                                                -------    -------    -------    -------
Fixed charges:
   Interest<F1>..............................       115        192        433        955
   Portion of rent expense
      representative of the
      interest factor (deemed
      to be one-third).......................         2          2          6          6
   Interest associated with TCA's offshore
      debt repaid by TMCC <F2>...............         -          1          -          1
                                                -------    -------    -------    -------

Total fixed charges..........................       117        195        439        962
                                                -------    -------    -------    -------
Earnings available
   for fixed charges.........................   $   423    $   353    $ 1,182    $ 1,075
                                                =======    =======    =======    =======

Ratio of earnings to
   fixed charges<F2>.........................      3.62       1.81       2.69       1.12
                                                =======    =======    =======    =======

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<F1> For the three and nine months ended December 31, 2003, interest expense included net unrealized gains associated with derivative fair value adjustments of $80 million and $125 million, respectively.  For the three and nine months ended December 31, 2002, interest expense included net unrealized gains/(losses) associated with derivative fair value adjustments of $16 million and ($322) million, respectively.
<F2> Toyota Motor Credit Corporation ("TMCC") has guaranteed certain obligations of affiliates as discussed in Note 8 - Commitments and Contingent Liabilities of the
Consolidated Financial Statements.  During the three months ended December 31, 2002,
TMCC performed under its guarantee of TCA's outstanding offshore debt and repaid $36 million of the outstanding balance and accrued interest thereon.  For the three and nine month periods ended December 31, 2003, TMCC has not incurred any fixed charges in connection with such guarantees and no amounts have been included in any ratio of earnings to fixed charges.

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